EXHIBIT 99.1

NXT Energy Solutions Advises of Re-Filing of Disclosure Certification

CALGARY, Alberta, Oct. 04, 2017 (GLOBE NEWSWIRE) -- NXT Energy Solutions Inc. (“NXT Energy” or the “Company”) (TSX:SFD) (OTCQB:NSFDF) advises that it has refiled its 2016 annual certifications due to deficiencies identified in the Forms 52-109F1.  Furthermore, in connection with the refiling of the Company’s Annual Information Form on August 18, 2017 it has filed Forms 52-109F1R.  These forms are available for review on SEDAR at www.sedar.com.

NXT Energy is a Calgary based company whose proprietary Stress Field Detection ("SFD®") survey system utilizes quantum-scale sensors to detect gravity field perturbations in an airborne survey method which can be used both onshore and offshore to remotely identify areas with exploration potential for traps and reservoirs.  The SFD® survey system enables our clients to focus their hydrocarbon exploration decisions concerning land commitments, data acquisition expenditures and prospect prioritization on areas with the greatest potential.  SFD® is environmentally friendly and unaffected by ground security issues or difficult terrain, and is the registered trademark of NXT Energy Solutions Inc.  NXT Energy provides its clients with an effective and reliable method to reduce time, costs, and risks related to exploration.

For further information, please contact:

Bev Stewart
V-P Finance & CFO
NXT Energy Solutions Inc.
403-206-0807
nxt_info@nxtenergy.com
www.nxtenergy.com

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